Exhibit 99.1

Advantage Announces Closing of Equity Financing

/NOT FOR DISSEMINATION IN THE UNITED STATES –FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW/

(TSX: AAV, NYSE: AAV)

CALGARY, March 8, 2016 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce that it has closed its previously announced bought deal financing. A total of 13,427,075 common shares ("Common Shares") of Advantage have been issued at a price of $7.45 per share for gross proceeds of $100,031,709, which included the issuance of 1,677,075 Common Shares pursuant to the partial exercise of the over-allotment option granted to the underwriters. The syndicate of underwriters was led by FirstEnergy Capital Corp. and included RBC Capital Markets, Scotia Capital Inc., Peters & Co. Limited, TD Securities Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., Cormark Securities Inc. and Macquarie Capital Markets Canada Ltd.

The Corporation intends to use the net proceeds from the financing to initially reduce bank indebtedness under its credit facilities, which will subsequently be redrawn to partially fund the Corporation's ongoing development and growth of its Montney natural gas play at Glacier, Alberta, to fund the planned next expansion of its Glacier gas plant, for future acquisition opportunities, and for general corporate purposes.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor will there be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "guidance", "believe", "would" and similar expressions and include statements relating to, among other things, statements concerning the  use of proceeds from the Offering. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; failure to achieve the anticipated processing capacity as a result of the Corporation's proposed Glacier gas plant expansion on the timing expected or at all; failure to achieve the anticipated benefits of the Glacier gas plant expansion; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; ability to access sufficient capital from internal and external sources; and risk that the Board of Directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds of the Offering for some other purpose. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com ("SEDAR") and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.  Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this news release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR, Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 08:27e 08-MAR-16